Exhibit 99.1

SOUTHERN CALIFORNIA BANCORP REPORTS NET INCOME OF

$4.4 MILLION FOR THE FOURTH QUARTER AND $25.9 MILLION FOR THE FULL YEAR OF 2023

— The Company Also Announced in a Separate Release that it has Entered into a Merger Agreement with California BanCorp

San Diego, Calif., January 30, 2024 – Southern California Bancorp (“us,” “we,” “our,” or the “Company”) (NASDAQ: BCAL), the holding company for Bank of Southern California, N.A. (the “Bank”) announces its consolidated financial results for the fourth quarter and full year of 2023.

Southern California Bancorp reported net income of $4.4 million for the fourth quarter of 2023, or $0.24 per diluted share, compared to net income of $8.5 million, or $0.46 per diluted share in the fourth quarter of 2022, and net income of $6.6 million, or $0.35 per diluted share in the third quarter of 2023. The Company reported net income of $25.9 million for the full year of 2023, or $1.39 per diluted share, compared to net income of $16.1 million, or $0.88 per diluted share for the full year of 2022.

“I’m pleased to report our 2023 full year results show strong growth over 2022, with 2023 net income of $25.9 million increasing $9.8 million or 61% from the prior year, and earnings per share of $1.39 increasing 57% over the prior year,” said David Rainer, Chairman and CEO of Southern California Bancorp and Bank of Southern California. “Our return on average assets of 1.12% grew significantly from 0.70% in the prior year and our net interest margin expanded to 4.33% from 4.06%, despite pressure from the industry-wide increase in the cost of funds, the effects of which were somewhat offset by the Bank’s increased loan yield of 5.94% for 2023, up from 5.02% for the prior year.

“The highlights of our fourth quarter results include total loan growth of $29.4 million and an increase in tangible book value per share (non-GAAP1) of $0.48 to $13.56, an increase of 3.7% from the prior quarter. Our fourth quarter results were impacted by a $1 million pre-tax loss on the sale of securities yielding 2.4%, the proceeds of which were redeployed into securities yielding 4.7%, which will add to future interest income and provide some protection if interest rates decrease. The fourth quarter was also impacted by a $1.3 million charge-off for a nonaccrual loan we reported in the prior quarter, which was the result of a new appraisal of the collateral backing the loan.

“We are very excited about the merger with California BanCorp and California Bank of Commerce, which was jointly announced this morning. We believe it will be beneficial for both companies’ shareholders, as well as our clients and employees, and I look forward to working with California BanCorp Chief Executive Officer Steven Shelton and his team as we integrate our operations into one organization.”

Fourth Quarter 2023 Highlights

●	Net income of $4.4 million, compared with $6.6 million in the prior quarter
●	Diluted earnings per share of $0.24, compared with $0.35 in the prior quarter
●	Net interest margin of 4.05%, compared with 4.23% in the prior quarter; average loan yield of 6.08% compared with 5.97% in the prior quarter
●	Return on average assets of 0.75%, compared with 1.12% in the prior quarter

1 Reconciliations of the non–U.S. generally accepted accounting principles (“GAAP”) measures are set forth at the end of this press release.

●	Return on average common equity of 6.21%, compared with 9.38% in the prior quarter
●	Efficiency ratio (non-GAAP1) of 68.3%, compared with 61.4% in the prior quarter
●	Tangible book value per common share (“TBV”) (non-GAAP1) of $13.56 at December 31, 2023, up $0.48 from $13.08 at September 30, 2023
●	Total assets of $2.36 billion at December 31, 2023, compared with $2.31 billion at September 30, 2023
●	Total loans, including loans held for sale of $1.96 billion at December 31, 2023, compared with $1.94 billion at September 30, 2023
●	Nonperforming assets to total assets ratio of 0.55% at December 31, 2023, compared with 0.62% at September 30, 2023
●	Total deposits of $1.94 billion at December 31, 2023, decreased $40.3 million or 2.0%, compared with $1.98 billion at September 30, 2023
●	Noninterest-bearing demand deposits were $675.1 million at December 31, 2023, representing 34.7% of total deposits, compared with $736.0 million, or 37.1% of total deposits at September 30, 2023
●	Cost of deposits was 1.81%, compared with 1.56% in the prior quarter
●	Cost of funds was 1.95%, compared with 1.62% in the prior quarter
●	Bank’s capital exceeds minimums to be “well-capitalized,” the highest regulatory capital category

Full Year 2023 Highlights

●	Net income increased to $25.9 million, up $9.8 million, or 60.8% from the prior year
●	Diluted earnings per share of $1.39, up $0.51, or 57.2% from the prior year
●	Total loan interest income increased to $114.0 million, up $27.6 million or 31.9% from the prior year
●	Net interest margin of 4.33% for 2023, compared with 4.06% in the prior year; average loan yield was 5.94%, up from 5.02% in the prior year
●	Efficiency ratio (non-GAAP1) of 61.3%, improved from 69.5% in the prior year
●	Provision for credit losses of $915 thousand under the Current Expected Credit Loss (“CECL”) model, the provision was $6.0 million under the incurred loss model for the year ended December 31, 2022
●	Total assets of $2.36 billion, up $76.3 million or 3.3% from December 31, 2022
●	Total loans, including loans held for sale, increased to $1.96 billion, up $58.0 million from December 31, 2022
●	Total deposits of $1.94 billion, up $11.7 million from December 31, 2022
●	Noninterest bearing demand deposits were $675.1 million, representing 34.7% of total deposits, compared to $923.9 million, or 47.8% of total deposits at December 31, 2022
●	Cost of deposits was 1.37%, up from 0.23% in the prior year
●	Tangible book value per common share (“TBV”) (non-GAAP1) of $13.56 at December 31, 2023, up $1.24 from December 31, 2022

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Fourth Quarter Operating Results

Net Income

Net income for the fourth quarter of 2023 was $4.4 million, or $0.24 per diluted share, compared with net income of $6.6 million, or $0.35 per diluted share in the third quarter of 2023. Pre-tax, pre-provision income (non-GAAP) for the fourth quarter was $7.1 million, a decrease of $2.2 million or 23.4% from the prior quarter.

Net Interest Income and Net Interest Margin

Net interest income for the fourth quarter of 2023 was $22.6 million, compared to $23.3 million in the prior quarter. The decrease in net interest income was primarily due to a $1.8 million increase in total interest expense, partially offset by a $1.1 million increase in total interest and dividend income in the fourth quarter of 2023 as compared to the prior quarter. During the fourth quarter of 2023, loan interest income increased $1.0 million, total debt securities income increased $43 thousand, and interest and dividend income from other financial institutions increased $51 thousand. The increase in interest income was due to a number of factors: a higher average total loan balance from organic loan growth; a change in the interest-earning asset mix; and higher loan yields resulting from the benefit of variable rate interest-earning loans repricing for the first time since the start of the rising interest rate environment. Additionally, in the prior quarter we recorded a reversal of a non-accrual loan’s interest income of $264 thousand for which there was no significant reversal of interest income in the current quarter. Average interest-earning assets increased $25.5 million, the result of a $30.0 million increase in average total loans, a $5.9 million increase in average deposits in other financial institutions, a $1.1 million increase in average total debt securities, and a $29 thousand increase in average restricted stock investments and other bank stock, partially offset by a $11.6 million decrease in average Fed funds sold/resale agreements. The increase in interest expense for the fourth quarter of 2023 was primarily due to a $639 thousand increase in interest expense on Federal Home Loan Bank (FHLB) borrowings, and a $1.1 million increase in interest expense on interest-bearing deposits, the result of a $27.6 million increase in average interest-bearing deposits, coupled with a 31 basis point increase in interest-bearing deposit costs.

Net interest margin for the fourth quarter of 2023 was 4.05%, compared with 4.23% in the prior quarter. The decrease was primarily related to a 33 basis point increase in the cost of funds, partially offset by a 13 basis point increase in the total interest-earning assets yield, which was the result of higher market interest rates and a change in the Bank’s average interest-earning asset mix. The yield on total average earning assets in the fourth quarter of 2023 was 5.85%, compared with 5.72% in the prior quarter. The yield on average total loans in the fourth quarter of 2023 was 6.08%, an increase of 11 basis points from 5.97% in the prior quarter. The yield on average total loans in the prior quarter included the impact of the reversal of a non-accrual loan’s interest, which decreased the overall loan yield by 5 basis points. There was no significant reversal of interest income in the fourth quarter of 2023.

Cost of funds for the fourth quarter of 2023 was 195 basis points, an increase of 33 basis points from 162 basis points in the prior quarter. The increase was primarily driven by a 31 basis point increase in the cost of interest-bearing deposits, a 13 basis point increase in the cost of FHLB borrowings, an increase in average interest-bearing deposits, and a decrease in average noninterest-bearing deposits. Average noninterest-bearing demand deposits decreased $47.0 million to $721.2 million and represented 36.8% of total average deposits for the fourth quarter of 2023, compared with $768.1 million and 38.8%, respectively, in the prior quarter; average interest-bearing deposits increased $27.6 million to $1.24 billion during the fourth quarter of 2023. The total cost of deposits in the fourth quarter of 2023 was 181 basis points, an increase of 25 basis points from 156 basis points in the prior quarter.

Average total borrowings increased $44.7 million to $74.2 million for the fourth quarter of 2023, primarily due to an increase of $44.6 million in average FHLB borrowings during the quarter. The average cost of total borrowings was 5.73% for the fourth quarter of 2023, down from 5.82% in the prior quarter.

Provision for Credit Losses

The Company recorded a provision for credit losses of $824 thousand in the fourth quarter of 2023, compared to a reversal of provision for credit losses of $96 thousand in the prior quarter. The provision for credit losses in the fourth quarter of 2023 included a $307 thousand negative provision for unfunded loan commitments primarily due to lower unfunded loan commitments. Total unfunded loan commitments decreased $79.6 million to $410.8 million at December 31, 2023, from $490.4 million at September 30, 2023. The provision for credit losses for the loan portfolio in the fourth quarter of 2023 was $1.1 million, an increase of $929 thousand from $202 thousand in the prior quarter. The increase was driven primarily by an increase in net charge-offs, loan growth, an increase in substandard accruing loans and changes in the portfolio mix, partially offset by an improvement in the reasonable and supportable forecast, primarily related to the economic outlook from the Federal Reserve’s actions to control inflation, and a decrease in special mention loans. The Company’s management continues to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn, and believes it is appropriately provisioned for the current environment.

Noninterest (Loss) Income

The Company recorded a loss on noninterest income of $102 thousand in the fourth quarter of 2023, a decrease of $917 thousand compared to total noninterest income of $815 thousand in the third quarter of 2023. In the fourth quarter of 2023, the Company recorded a loss on sale of available-for-sale debt securities of $1.0 million in order to redeploy the proceeds into higher-yielding available-for-sale debt securities, for which there was no comparable transaction in the third quarter of 2023. There was no gain on SBA 7A loan sales in the fourth quarter and third quarter of 2023 primarily due to unattractive pricing in the secondary market.

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Noninterest Expense

Total noninterest expense for the fourth quarter of 2023 was $15.3 million, an increase of $558 thousand from total noninterest expense of $14.8 million in the prior quarter. In the fourth quarter of 2023, occupancy and equipment expenses increased by $99 thousand, legal, audit and professional fees increased by $563 thousand, and other expenses increased by $125 thousand, partially offset by decreases in salaries and employee benefits of $138 thousand.

The $99 thousand increase in occupancy and equipment expenses was due primarily to an impairment charge related to the right-of-use asset associated with a Company lease. The $563 thousand increase in legal, audit and professional fees was due primarily to an increase in legal expenses and consulting expenses related to compliance projects and loan review projects. The $125 thousand increase in other expense was due primarily to the increase in loan related expense. The $138 thousand decrease in salaries and benefits was due primarily to a decrease in stock-based compensation expense resulting from the forfeitures for employee separation, partially offset by a decrease in the deferred loan origination costs in the fourth quarter of 2023.

Efficiency ratio (non-GAAP1) for the fourth quarter of 2023 was 68.3%, compared to 61.4% in the prior quarter.

Income Tax

In the fourth quarter of 2023, the Company’s income tax expense was $1.9 million, compared with $2.8 million in the third quarter of 2023. The effective rate was 29.9% for the fourth quarter of 2023 and 30.2% for the third quarter of 2023. The effective rate was 29.7% for the year ended December 31, 2023. The decrease in the effective tax rate for the fourth quarter of 2023 was primarily attributable to the impact of the vesting and exercise of equity awards combined with changes in the Company’s stock price over time, and other deferred tax related adjustments.

Balance Sheet

Assets

Total assets at December 31, 2023 were $2.36 billion, an increase of $46.6 million or 2.0% from September 30, 2023. The increase in total assets from the prior quarter was primarily related to a $29.4 million increase in total loans, including loans held for sale, a $18.2 million increase in available-for-sale debt securities, and a $9.9 million increase in income tax receivable recorded in accrued interest and other assets, partially offset by a $8.3 million decrease in cash and cash equivalents, and a $1.4 million decrease in deferred taxes, net.

Loans

Total loans held for investment were $1.96 billion at December 31, 2023, compared to $1.93 billion at September 30, 2023, with fourth quarter of 2023 new originations of $34.0 million and net advances of $40.1 million, partially offset by payoffs of $45.9 million, and a charge-off of $1.3 million. Total loans secured by real estate increased by $16.1 million, with construction and land development loans increasing by $6.2 million, commercial real estate and other loans increasing by $4.6 million, and multifamily loans increasing by $3.1 million, 1-4 family residential loans increasing by $2.2 million, and consumer loans increasing by $1.6 million. The Company had $7.3 million in SBA 7A loans held for sale at December 31, 2023, compared to $4.8 million at September 30, 2023.

Deposits

Total deposits at December 31, 2023 were $1.94 billion, a decrease of $40.3 million from September 30, 2023. Noninterest-bearing demand deposits at December 31, 2023, were $675.1 million, or 34.7% of total deposits, compared with $736.0 million, or 37.1% of total deposits at September 30, 2023. At December 31, 2023, total interest-bearing deposits were $1.27 billion, compared to $1.25 billion at September 30, 2023. At December 31, 2023, total brokered time deposits were $107.8 million, compared to $84.5 million at September 30, 2023. Given the nature of the Company’s commercial banking model, at December 31, 2023, approximately 42% of total deposits exceeded the FDIC insurance limits. The Company offers the Insured Cash Sweep (ICS) product, providing customers with FDIC insurance coverage at ICS network institutions. At December 31, 2023, ICS deposits were $274.1 million, or 14.1% of total deposits, compared to $252.7 million, or 12.7% of total deposits at September 30, 2023.

4

Federal Home Loan Bank (“FHLB”) and Liquidity

At December 31, 2023, the Company had overnight FHLB borrowings of $85.0 million, a $77.0 million increase from September 30, 2023. There were no outstanding Federal Reserve Discount Window borrowings at December 31, 2023 or September 30, 2023, and the Company has not participated in the Federal Reserve Bank Term Funding Program.

At December 31, 2023, the Company had available borrowing capacity from the FHLB secured line of credit of approximately $339.2 million and available borrowing capacity from the Federal Reserve Discount Window of approximately $141.6 million. The Company also had available borrowing capacity from three unsecured credit lines from correspondent banks of approximately $75.0 million at December 31, 2023, with no outstanding borrowings. Total available borrowing capacity was $555.8 million at December 31, 2023. Additionally, the Company had unpledged liquid securities at fair value of approximately $130.0 million and cash and cash equivalents of $86.8 million at December 31, 2023.

Asset Quality

Total non-performing assets decreased to $13.0 million, or 0.55% of total assets at December 31, 2023, compared with $14.3 million, or 0.62% of total assets at September 30, 2023. The decrease from September 30, 2023, was primarily due to a $1.3 million charge-off for a non-accrual multifamily loan with a net carrying value before charge-off of $14.3 million during the fourth quarter of 2023. The non-accrual multifamily loan added to non-accrual loans during the third quarter of 2023 is collateralized by three investment multifamily properties located in the city of Santa Monica, California. A court appointed receiver is in place and the Company is aggressively pursuing the resolution of this matter. During the fourth quarter of 2023, the Company received the updated appraisals for the three multifamily properties; the combined “As-Is” collateral value, after accounting for estimated selling costs, the estimated net collateral value was $1.3 million lower than the subject loan’s net carrying value resulting in a partial charge-off in the fourth quarter of 2023. Special mention loans decreased by $289 thousand during the fourth quarter of 2023 to $3.0 million at December 31, 2023, due mostly to two commercial and industrial loans from one relationship with a net carrying value of $425 thousand that were upgraded from special mention loans to pass loans. Substandard accruing loans increased by $3.0 million during the fourth quarter of 2023 to $6.5 million at December 31, 2023 due mostly to a commercial and industrial loan from one relationship with a net carrying value of $3.1 million that was downgraded from a pass loan, partially offset by payoffs and net paydowns.

The Company had no loans over 90 days past due that were accruing interest at December 31, 2023, and September 30, 2023.

There were $19 thousand of loan delinquencies (30-89 days past due) related to a Paycheck Protection Program loan at December 31, 2023, compared to $96 thousand loan delinquencies (30-89 days past due) at September 30, 2023.

The allowance for credit losses, which is comprised of allowance for loan losses (ALL) and reserve for unfunded loan commitments, totaled $23.5 million, or 1.20% of total loans held for investment at December 31, 2023, compared to $23.9 million, or 1.24% at September 30, 2023. The $443 thousand decrease in the allowance included a $1.1 million provision for credit losses for the loan portfolio, partially offset by a net charge-off of $1.3 million, and a $307 thousand negative credit provision for unfunded loan commitments for the quarter ended December 31, 2023.

The allowance for loan losses was $22.6 million, or 1.15% of total loans held for investment at December 31, 2023, compared to $22.7 million, or 1.18% at September 30, 2023.

Capital

Tangible book value (non-GAAP) per common share at December 31, 2023, was $13.56, compared with $13.08 at September 30, 2023. In the fourth quarter of 2023, tangible book value was primarily impacted by net income, stock-based compensation expense, and a decrease in net of tax unrealized losses on available-for-sale debt securities. Other comprehensive losses related to unrealized losses, net of taxes, on available-for-sale debt securities decreased by $4.7 million to $4.5 million at December 31, 2023 from $9.2 million at September 30, 2023. The decrease in the unrealized losses, net of taxes, on available-for-sale debt securities was primarily attributable to factors other than credit related, including changes in interest rates driven by the Federal Reserve’s policy to fight inflation, and general volatility in credit market conditions. Tangible common equity (non-GAAP) as a percent of total tangible assets (non-GAAP) at December 31, 2023 increased to 10.73% from 10.53% in the prior quarter, and unrealized losses as a percent of tangible common equity (non-GAAP) at December 31, 2023 decreased to 1.8% from 3.9% in the prior quarter.

The Bank’s leverage capital ratio and total risk-based capital ratio were 11.65% and 13.51%, respectively, at December 31, 2023. The Bank elected the three-year phase-in period under the regulatory capital rules, which allow a phase-in of the Day 1 CECL transition adjustment to the regulatory capital at 25% per year over a three-year transition period.

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ABOUT SOUTHERN CALIFORNIA BANCORP AND BANK OF SOUTHERN CALIFORNIA, N.A.

Southern California Bancorp (NASDAQ: BCAL) is a registered bank holding company headquartered in San Diego, California. Bank of Southern California, N.A., a national banking association chartered under the laws of the United States (the “Bank”) and regulated by the Office of Comptroller of the Currency, is a wholly owned subsidiary of Southern California Bancorp. Established in 2001 and headquartered in San Diego, California, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego, and Ventura counties, as well as the Inland Empire. The Bank’s solutions-driven, relationship-based approach to banking provides accessibility to decision makers and enhances value through strong partnerships with its clients. Additional information is available at www.banksocal.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. Examples of forward-looking statements include, among others, statements regarding expectations, plans or objectives for future operations, products or services, loan recoveries and the proposed merger (the “Merger”) of the Company and California

BanCorp (“CBC”), as well as forecasts relating to financial and operating results or other measures of economic performance. Forward-looking statements reflect management’s current view about future events and involve risks and uncertainties that may cause actual results to differ from those expressed in the forward-looking statement or historical results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include the words or phrases such as “aim,” “can,” “may,” “could,” “predict,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “hope,” “intend,” “plan,” “potential,” “project,” “will likely result,” “continue,” “seek,” “shall,” “possible,” “projection,” “optimistic,” and “outlook,” and variations of these words and similar expressions.

Some factors that could cause actual results to differ materially from historical or expected results include, among others: the risk factors discussed in the Company’s Registration Statement on Form 10, as amended, filed with the Securities and Exchange Commission (“SEC”); changes in real estate markets and general economic conditions, either nationally or locally in the areas in which the Company conducts business; the impact on financial markets from geopolitical conflicts; inflation, interest rate, market and monetary fluctuations; increases in competitive pressures among financial institutions and businesses offering similar products and services; higher than anticipated defaults in the Company’s loan portfolio; changes in management’s estimate of the adequacy of the allowance for credit losses; legislative or regulatory changes or changes in accounting principles, policies or guidelines; the impacts of recent bank failures; the occurrence of any event, change or other circumstances that could give rise to the right of the Company or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against the Company or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of the Company and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; the risk that the Merger disrupts the business of the Company, CBC or both; difficulties in retaining senior management, employees or customers; and other factors that may affect the future results of the Company and CBC.

Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in the Company’s Registration Statement on Form 10, as amended and other documents the Company files with the SEC from time to time.

Any forward-looking statement made in this release is based only on information currently available to management and speaks only as of the date on which it is made. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements or to conform such forward-looking statements to actual results or to changes in its opinions or expectations, except as required by law.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, the Company will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and CBC and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to the Company’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Company and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of the Company’s website at www.banksocal.com (for the Company’s filings) and in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

The Company, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and CBC in connection with the Merger. Information regarding the Company’s directors and executive officers and their ownership of Company common stock is available in the Company’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on June 13, 2023 and other documents filed by the Company with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on April 20, 2023 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.

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Southern California Bancorp and Subsidiary

Financial Highlights (Unaudited)

	At or for the Three Months Ended			At or for the Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	($ in thousands except share and per share data)
EARNINGS
Net interest income	$22,559	$23,261	$25,269	$94,138	$87,786
Provision for (reversal of) credit losses	$824	$(96)	$750	$915	$5,956
Noninterest (loss) income	$(102)	$815	$188	$3,379	$3,675
Noninterest expense	$15,339	$14,781	$13,112	$59,746	$63,522
Income tax expense	$1,882	$2,835	$3,121	$10,946	$5,870
Net income	$4,412	$6,556	$8,474	$25,910	$16,113
Pre-tax pre-provision income (1)	$7,118	$9,295	$12,345	$37,771	$27,939
Adjusted pre-tax pre-provision income (1)	$7,118	$9,295	$12,337	$37,771	$34,416
Diluted earnings per share	$0.24	$0.35	$0.46	$1.39	$0.88
Shares outstanding at period end	18,369,115	18,309,282	17,940,283	18,369,115	17,940,283

PERFORMANCE RATIOS
Return on average assets	0.75%	1.12%	1.46%	1.12%	0.70%
Adjusted return on average assets (1)	0.75%	1.12%	1.45%	1.12%	0.90%
Return on average common equity	6.21%	9.38%	13.21%	9.48%	6.44%
Adjusted return on average common equity (1)	6.21%	9.38%	13.20%	9.48%	8.28%
Yield on total loans	6.08%	5.97%	5.47%	5.94%	5.02%
Yield on interest earning assets	5.85%	5.72%	5.14%	5.69%	4.33%
Cost of deposits	1.81%	1.56%	0.51%	1.37%	0.23%
Cost of funds	1.95%	1.62%	0.56%	1.46%	0.29%
Net interest margin	4.05%	4.23%	4.62%	4.33%	4.06%
Efficiency ratio (1)	68.30%	61.39%	51.51%	61.27%	69.45%
Adjusted efficiency ratio (1)	68.30%	61.39%	51.54%	61.27%	62.37%

	As of
	December 31, 2023	September 30, 2023	December 31, 2022
	($ in thousands except share and per share data)
CAPITAL
Tangible equity to tangible assets (1)	10.73%	10.53%	9.84%
Book value (BV) per common share	$15.69	$15.21	$14.51
Tangible BV per common share (1)	$13.56	$13.08	$12.32

ASSET QUALITY
Allowance for loan losses (ALL)	$22,569	$22,705	$17,099
Reserve for unfunded loan commitments	$933	$1,240	$1,310
Allowance for credit losses (ACL)	$23,502	$23,945	$18,409
ALL to total loans held for investment	1.15%	1.18%	0.90%
ACL to total loans held for investment	1.20%	1.24%	0.97%
Nonperforming loans	$13,004	$14,272	$41
Other real estate owned	$—	$—	$—
Nonperforming assets to total assets	0.55%	0.62%	—%

END OF PERIOD BALANCES
Total loans, including loans held for sale	$1,964,791	$1,935,364	$1,906,800
Total assets	$2,360,252	$2,313,649	$2,283,927
Deposits	$1,943,556	$1,983,857	$1,931,905
Loans to deposits	101.1%	97.6%	98.7%
Shareholders’ equity	$288,152	$278,550	$260,355

(1)	Non-GAAP measure. See – GAAP to Non-GAAP reconciliation

8

	At or for the Three Months Ended			At or for the Year Ended
ALLOWANCE for CREDIT LOSSES	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	($ in thousands)
Allowance for loan losses
Balance at beginning of period	$22,705	$22,502	$16,436	$17,099	$11,657
Adoption of ASU 2016-13 (1)	—	—	—	5,027	—
Provision for credit losses	1,131	202	650	1,731	5,450
Charge-offs	(1,267)	—	—	(1,303)	(21)
Recoveries	—	1	13	15	13
Net (charge-offs) recoveries	(1,267)	1	13	(1,288)	(8)
Balance, end of period	$22,569	$22,705	$17,099	$22,569	$17,099
Reserve for unfunded loan commitments
Balance, beginning of period	$1,240	$1,538	$1,210	$1,310	$804
Adoption of ASU 2016-13 (1)	—	—	—	439	—
(Reversal of) provision for credit losses	(307)	(298)	100	(816)	506
Balance, end of period	933	1,240	1,310	933	1,310
Allowance for credit losses	$23,502	$23,945	$18,409	$23,502	$18,409

ALL to total loans held for investment	1.15%	1.18%	0.90%	1.15%	0.90%
ACL to total loans held for investment	1.20%	1.24%	0.97%	1.20%	0.97%

(1)	Represents the impact of adopting ASU 2016-13, Financial Instruments - Credit Losses on January 1, 2023. As a result of adopting ASU 2016-13, our methodology to compute our allowance for credit losses is based on a current expected credit loss methodology, rather than the previously applied incurred loss methodology.

9

Southern California Bancorp and Subsidiary

Balance Sheets (Unaudited)

	December 31, 2023	September 30, 2023	December 31, 2022
	($ in thousands)
ASSETS
Cash and due from banks	$33,008	$33,517	$60,295
Federal funds sold & interest-bearing balances	53,785	61,604	26,465
Total cash and cash equivalents	86,793	95,121	86,760

Securities available-for-sale, at fair value	130,035	111,840	112,580
Securities held-to-maturity, at cost (fair value of $50,432 at December 31, 2023; $45,224 at September 30, 2023; and $47,906 at December 31, 2022)	53,616	53,699	53,946
Loans held for sale	7,349	4,813	9,027
Loans held for investment:
Construction & land development	243,521	237,320	239,067
1-4 family residential	143,903	141,668	144,322
Multifamily	221,247	218,170	218,606
Other commercial real estate	1,024,243	1,019,647	958,676
Commercial & industrial	320,142	310,990	331,644
Other consumer	4,386	2,756	5,458
Total loans held for investment	1,957,442	1,930,551	1,897,773
Allowance for credit losses - loans	(22,569)	(22,705)	(17,099)
Total loans held for investment, net	1,934,873	1,907,846	1,880,674

Restricted stock at cost	16,055	16,027	14,543
Premises and equipment	13,270	13,565	14,334
Right of use asset	9,291	10,007	8,607
Goodwill	37,803	37,803	37,803
Core deposit intangible	1,195	1,275	1,584
Bank owned life insurance	38,918	38,665	37,972
Deferred taxes, net	11,137	12,542	10,699
Accrued interest and other assets	19,917	10,446	15,398
Total assets	$2,360,252	$2,313,649	$2,283,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$675,098	$735,979	$923,899
Interest-bearing NOW accounts	381,943	354,489	209,625
Money market and savings accounts	636,685	699,942	668,602
Time deposits	249,830	193,447	129,779
Total deposits	1,943,556	1,983,857	1,931,905

Borrowings	102,865	25,842	67,770
Operating lease liability	12,117	12,657	11,055
Accrued interest and other liabilities	13,562	12,743	12,842
Total liabilities	2,072,100	2,035,099	2,023,572

Shareholders’ Equity:
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 18,369,115 at December 31, 2023; 18,309,282 at September 30, 2023 and 17,940,283 at December 31, 2022)	222,036	221,632	218,280
Retained earnings	70,575	66,163	48,516
Accumulated other comprehensive loss - net of taxes	(4,459)	(9,245)	(6,441)
Total shareholders’ equity	288,152	278,550	260,355
Total liabilities and shareholders’ equity	$2,360,252	$2,313,649	$2,283,927

10

Southern California Bancorp and Subsidiary

Income Statements - Quarterly and Year-to-Date (Unaudited)

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	($ in thousands except share and per share data)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$29,968	$28,977	$25,781	$113,951	$86,366
Interest on debt securities	991	942	647	3,497	2,013
Interest on tax-exempted debt securities	353	359	488	1,655	1,372
Interest and dividends from other institutions	1,257	1,206	1,227	4,419	3,824
Total interest and dividend income	32,569	31,484	28,143	123,522	93,575

INTEREST EXPENSE
Interest on NOW, savings, and money market accounts	6,606	5,922	2,096	20,161	3,793
Interest on time deposits	2,331	1,867	463	6,704	797
Interest on borrowings	1,073	434	315	2,519	1,199
Total interest expense	10,010	8,223	2,874	29,384	5,789
Net interest income	22,559	23,261	25,269	94,138	87,786

Provision for (reversal of) credit losses (1)	824	(96)	750	915	5,956
Net interest income after provision for credit losses	21,735	23,357	24,519	93,223	81,830

NONINTEREST (LOSS) INCOME
Service charges and fees on deposit accounts	507	470	456	1,946	1,796
(Loss) gain on sale of loans	—	(54)	293	831	1,349
Bank owned life insurance income	253	238	221	946	1,490
Servicing and related income on loans	17	61	53	240	192
Loss on sale of debt securities	(1,008)	—	(994)	(974)	(994)
Loss on sale of building and related fixed assets	—	—	—	—	(768)
Other charges and fees	129	100	159	390	610
Total noninterest (loss) income	(102)	815	188	3,379	3,675

NONINTEREST EXPENSE
Salaries and employee benefits	9,598	9,736	8,634	39,249	37,069
Occupancy and equipment expenses	1,678	1,579	1,458	6,231	6,210
Data processing	1,158	1,144	1,089	4,534	4,609
Legal, audit and professional	1,161	598	487	3,211	2,597
Regulatory assessments	320	369	345	1,508	1,550
Director and shareholder expenses	207	215	219	849	946
Merger and related (income) expenses	—	—	(8)	—	1,177
Core deposit intangible amortization	80	128	140	389	438
Litigation settlements, net	—	—	—	—	5,525
Other expense	1,137	1,012	748	3,775	3,401
Total noninterest expense	15,339	14,781	13,112	59,746	63,522
Income before income taxes	6,294	9,391	11,595	36,856	21,983
Income tax expense	1,882	2,835	3,121	10,946	5,870
Net income	$4,412	$6,556	$8,474	$25,910	$16,113

Net income per share - basic	$0.24	$0.36	$0.47	$1.42	$0.90
Net income per share - diluted	$0.24	$0.35	$0.46	$1.39	$0.88
Weighted average common share-diluted	18,727,519	18,672,132	18,359,781	18,656,742	18,228,287
Pre-tax, pre-provision income (2)	$7,118	$9,295	$12,345	$37,771	$27,939

(1)	Included (reversal of) provision for unfunded commitments of $(307) thousand, $(298) thousand and $100 thousand for the three months ended December 31, 2023, September 30, 2023 and December 31, 2022, respectively; and $(816) thousand and $506 thousand for the year ended December 31, 2023 and December 31, 2022, respectively.
(2)	Non-GAAP measure. See – GAAP to Non-GAAP reconciliation.

11

Southern California Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

(Unaudited)

	Three Months Ended
	December 31, 2023			September 30, 2023			December 31, 2022
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
	($ in thousands)
Assets
Interest-earning assets:
Total loans	$1,954,396	$29,968	6.08%	$1,924,384	$28,977	5.97%	$1,870,705	$25,781	5.47%
Taxable debt securities	113,375	991	3.47%	111,254	942	3.36%	102,205	647	2.51%
Tax-exempt debt securities (1)	58,644	353	3.02%	59,630	359	3.02%	73,166	488	3.35%
Deposits in other financial institutions	56,313	759	5.35%	50,367	681	5.36%	40,781	347	3.38%
Fed funds sold/resale agreements	9,008	125	5.51%	20,653	283	5.44%	68,437	636	3.69%
Restricted stock investments and other bank stock	16,394	373	9.03%	16,365	242	5.87%	14,883	244	6.50%
Total interest-earning assets	2,208,130	32,569	5.85%	2,182,653	31,484	5.72%	2,170,177	28,143	5.14%
Total noninterest-earning assets	137,193			131,288			139,205
Total assets	$2,345,323			$2,313,941			$2,309,382

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$362,579	$1,860	2.04%	$353,714	$1,706	1.91%	$215,272	$121	0.22%
Money market and savings accounts	669,391	4,746	2.81%	675,609	4,216	2.48%	700,544	1,975	1.12%
Time deposits	208,700	2,331	4.43%	183,745	1,867	4.03%	123,524	463	1.49%
Total interest-bearing deposits	1,240,670	8,937	2.86%	1,213,068	7,789	2.55%	1,039,340	2,559	0.98%
Borrowings:
FHLB advances	56,380	802	5.64%	11,731	163	5.51%	3,696	44	4.72%
Subordinated debt	17,854	271	6.02%	17,830	271	6.03%	17,759	271	6.05%
Total borrowings	74,234	1,073	5.73%	29,561	434	5.82%	21,455	315	5.82%
Total interest-bearing liabilities	1,314,904	10,010	3.02%	1,242,629	8,223	2.63%	1,060,795	2,874	1.07%

Noninterest-bearing liabilities:
Noninterest-bearing deposits (2)	721,169			768,148			970,908
Other liabilities	27,178			25,722			23,199
Shareholders’ equity	282,072			277,442			254,480
Total Liabilities and Shareholders’ Equity	$2,345,323			$2,313,941			$2,309,382

Net interest spread			2.83%			3.09%			4.07%
Net interest income and margin		$22,559	4.05%		$23,261	4.23%		$25,269	4.62%
Cost of deposits			1.81%			1.56%			0.51%
Cost of funds			1.95%			1.62%			0.56%

(1)	Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.
(2)	Average noninterest-bearing deposits represent 36.76%, 38.77% and 48.30% of average total deposits for the three months ended December 31, 2023, September 30, 2023 and December 31, 2022, respectively.

12

Southern California Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

(Unaudited)

	Year Ended
	December 31, 2023			December 31, 2022
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
	($ in thousands)
Assets
Interest-earning assets:
Total loans	$1,918,443	$113,951	5.94%	$1,720,560	$86,366	5.02%
Taxable debt securities	107,021	3,497	3.27%	96,357	2,013	2.09%
Tax-exempt debt securities (1)	65,674	1,655	3.19%	54,744	1,372	3.17%
Deposits in other financial institutions	46,826	2,434	5.20%	210,467	1,508	0.72%
Fed funds sold/resale agreements	18,114	923	5.10%	65,172	1,388	2.13%
Restricted stock investments and other bank stock	15,930	1,062	6.67%	14,668	928	6.33%
Total interest-earning assets	2,172,008	123,522	5.69%	2,161,968	93,575	4.33%
Total noninterest-earning assets	134,225			139,450
Total assets	$2,306,233			$2,301,418

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$308,537	$5,161	1.67%	$211,075	$312	0.15%
Money market and savings accounts	673,176	15,000	2.23%	690,830	3,481	0.50%
Time deposits	180,219	6,704	3.72%	100,746	797	0.79%
Total interest-bearing deposits	1,161,932	26,865	2.31%	1,002,651	4,590	0.46%
Borrowings:
FHLB advances	26,390	1,434	5.43%	932	43	4.61%
Subordinated debt	17,818	1,085	6.09%	17,723	1,086	6.13%
TruPS	—	—	—%	1,239	70	5.65%
Total borrowings	44,208	2,519	5.70%	19,894	1,199	6.03%
Total interest-bearing liabilities	1,206,140	29,384	2.44%	1,022,545	5,789	0.57%

Noninterest-bearing liabilities:
Noninterest-bearing deposits (2)	801,882			1,006,795
Other liabilities	24,865			22,024
Shareholders’ equity	273,346			250,054

Total Liabilities and Shareholders’ Equity	$2,306,233			$2,301,418

Net interest spread			3.25%			3.76%
Net interest income and margin		$94,138	4.33%		$87,786	4.06%
Cost of deposits			1.37%			0.23%
Cost of funds			1.46%			0.29%

(1)	Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.
(2)	Average noninterest-bearing deposits represent 40.83%, and 50.10% of average total deposits for the year ended December 31, 2023 and December 31, 2022, respectively.

13

Southern California Bancorp and Subsidiary

GAAP to Non-GAAP Reconciliation
(Unaudited)

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for: (1) adjusted net income, (2) efficiency ratio, (3) adjusted efficiency ratio, (4) pre-tax pre-provision income, (5) adjusted pre-tax pre-provision income, (6) average tangible common equity, (7) adjusted return on average assets, (8) adjusted return on average equity, (9) return on average tangible common equity, (10) adjusted return on average tangible common equity, (11) tangible common equity, (12) tangible assets, (13) tangible common equity to tangible asset ratio, and (14) tangible book value per share. We believe the presentation of certain non-GAAP financial measures provides useful information to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	($ in thousands)
Adjusted net income
Net income	$4,412	$6,556	$8,474	$25,910	$16,113
(Deduct) add: After-tax merger and related (income) expenses (1)	—	—	(6)	—	846
Add: After-tax litigation settlements, net (1)	—	—	—	—	3,734
Adjusted net income (non-GAAP)	$4,412	$6,556	$8,468	$25,910	$20,693

Efficiency Ratio
Noninterest expense	$15,339	$14,781	$13,112	$59,746	$63,522
(Add) deduct: Merger and related (income) expenses	—	—	(8)	—	1,177
Deduct: Litigation settlements, net	—	—	—	—	5,300
Adjusted noninterest expense	15,339	14,781	13,120	59,746	57,045

Net interest income	22,559	23,261	25,269	94,138	87,786
Noninterest (loss) income	(102)	815	188	3,379	3,675
Total net interest income and noninterest (loss) income	$22,457	$24,076	$25,457	$97,517	$91,461
Efficiency ratio (non-GAAP)	68.3%	61.4%	51.5%	61.3%	69.5%
Adjusted efficiency ratio (non-GAAP)	68.3%	61.4%	51.5%	61.3%	62.4%

Pre-tax pre-provision income
Net interest income	$22,559	$23,261	$25,269	$94,138	$87,786
Noninterest (loss) income	(102)	815	188	3,379	3,675
Total net interest income and noninterest (loss) income	22,457	24,076	25,457	97,517	91,461
Less: Noninterest expense	15,339	14,781	13,112	59,746	63,522
Pre-tax pre-provision income (non-GAAP)	7,118	9,295	12,345	37,771	27,939
(Deduct) add: Merger and related (income) expenses	—	—	(8)	—	1,177
Add: Litigation settlements, net	—	—	—	—	5,300
Adjusted pre-tax pre-provision income (non-GAAP)	$7,118	$9,295	$12,337	$37,771	$34,416

(1)	After-tax merger and related expenses and litigation settlements, net are presented using a 29.56% tax rate.

14

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Return on Average Assets, Equity, and Tangible Equity	($ in thousands)
Net income	$4,412	$6,556	$8,474	$25,910	$16,113
Adjusted net income (non-GAAP)	$4,412	$6,556	$8,468	$25,910	$20,693

Average assets	$2,345,323	$2,313,941	$2,309,382	$2,306,233	$2,301,418
Average shareholders’ equity	282,072	277,442	254,480	273,346	250,054
Less: Average intangible assets	39,035	39,158	39,475	39,195	38,960
Average tangible common equity (non-GAAP)	$243,037	$238,284	$215,005	$234,151	$211,094

Return on average assets	0.75%	1.12%	1.46%	1.12%	0.70%
Adjusted return on average assets (non-GAAP)	0.75%	1.12%	1.45%	1.12%	0.90%
Return on average equity	6.21%	9.38%	13.21%	9.48%	6.44%
Adjusted return on average equity (non-GAAP)	6.21%	9.38%	13.20%	9.48%	8.28%
Return on average tangible common equity (non-GAAP)	7.20%	10.92%	15.64%	11.07%	7.63%
Adjusted return on average tangible common equity (non-GAAP)	7.20%	10.92%	15.63%	11.07%	9.80%

	December 31, 2023	September 30, 2023	December 31, 2022
	($ in thousands except share and per share data)
Tangible Common Equity Ratio/Tangible Book Value Per Share
Shareholders’ equity	$288,152	$278,550	$260,355
Less: Intangible assets	38,998	39,078	39,387
Tangible common equity (non-GAAP)	$249,154	$239,472	$220,968

Total assets	$2,360,252	$2,313,649	$2,283,927
Less: Intangible assets	38,998	39,078	39,387
Tangible assets (non-GAAP)	$2,321,254	$2,274,571	$2,244,540

Equity to asset ratio	12.21%	12.04%	11.40%
Tangible common equity to tangible asset ratio (non-GAAP)	10.73%	10.53%	9.84%
Book value per share	$15.69	$15.21	$14.51
Tangible book value per share (non-GAAP)	$13.56	$13.08	$12.32
Shares outstanding	18,369,115	18,309,282	17,940,283

INVESTOR RELATIONS CONTACT

Kevin Mc Cabe

Bank of Southern California

kmccabe@banksocal.com

818.637.7065

15